SECUR 15026338 ION
...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Almaden Blvd, 15th Floor
(No. and Street)

San Jose (City) California (State) 95113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Clinton 669-226-6307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) California (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/20/15

OATH OR AFFIRMATION

I, Michael Clinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loring Ward Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1__________
2__________
3__________
4__________
5__________
6__________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

MARLENE A. BASS
Commission # 2065713
Notary Public - California
Santa Clara County
My Comm. Expires Nov 9, 2018

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 20 15,
Date *Month* *Year*
by
(1) Michael Clinton
(and (2)__________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Marlene A. Bass
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** __________

LORING WARD SECURITIES INC.

Financial Statements and Supplementary Information

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

LORING WARD SECURITIES INC.

Table of Contents

	Page(s)
Annual Audited Report Form X-17A-5 Part III	
Oath or Affirmation	
California Jurat with Affiant Statement	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Pursuant to SEC Rule 17a-5(e)(4)	13

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Loring Ward Securities Inc.:

We have audited the accompanying statement of financial condition of Loring Ward Securities Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loring Ward Securities Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 24, 2015

LORING WARD SECURITIES INC.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	654,339
Prepaid expenses		42,885
Deposits and other current assets		252,337
Due from related party (note 3)		80,021
Total assets	$	1,029,582
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	48,036
Due to related party (note 2(c))		6,683
Total liabilities		54,719
Stockholder's equity:		
Common stock, $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		99,999
Retained earnings		874,863
Total stockholder's equity		974,863
Total liabilities and stockholder's equity	$	1,029,582

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Income

Year ended December 31, 2014

Revenues:		
Brokerage commissions (note 3)	$	685,562
Supervisory fees (note 3)		194,899
Interest and dividend income		1,137
Total revenues		881,598
Expenses:		
Management fee to related party (note 3)		325,248
General		109,265
Licensing and brokerage transaction fees		27,649
Insurance		26,099
Total expenses		488,261
Income before income taxes		393,337
Income taxes (note 4)		156,683
Net income	$	236,654

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balances, December 31, 2013	$	1	99,999	638,209	738,209
Net income		—	—	236,654	236,654
Balances, December 31, 2014	$	1	99,999	874,863	974,863

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 236,654
Adjustments for change in operating assets and liabilities:	
Decrease in prepaid expenses	4,666
Decrease in deposits and other current assets	306,725
Increase in due to related party	6,683
Increase in due from related party	(78,768)
Increase in accounts payable and accrued liabilities	17,773
Net decrease in cash and cash equivalents	493,733
Cash and cash equivalents, beginning of year	160,606
Cash and cash equivalents, end of year	$ 654,339

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Loring Ward Securities Inc. (the Company), a wholly owned subsidiary of Loring Ward Group Inc. (LWGI), is wholly owned by Werba Reinhard Inc. (WRI) who is the ultimate shareholder of the Company. The Company is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The company is subject to various governmental rules and regulations including the Net Capital Rule set forth in rule 15c3-1 of the Securities Exchange Act of 1934. The Company is licensed to operate in all 50 states plus the District of Columbia and the U.S. Virgin Islands.

The Company's is an introducing broker-dealer whose business includes the underwriting and distribution of the SA Funds – Investment Trust and introducing clients' securities accounts to its correspondent clearing firm, Pershing LLC, on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less. Cash and cash equivalents includes a restricted cash deposit of $100,000 with Pershing LLC. Refer to note 6 for further details.

(c) Income Taxes

The Company is a member of the WRI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by WRI. The Company may also be included in certain state and local tax returns of WRI or its subsidiaries. The Company's tax sharing agreement with LWGI generally provides that current and deferred tax provision is calculated using a separate return method, without modification of a benefits for loss approach in which the net federal and state taxable loss of one entity is used in the consolidated federal tax return or combined state tax return to offset taxable income of another entity which reduces what otherwise would have been higher consolidated taxable income and taxes payable. This method resulted in an intercompany tax expense from the Company to LWGI of $156,683 in 2014. The Company has outstanding related party payable of $6,683 to LWGI as of December 31, 2014.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has

been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

Based upon its evaluation, the Company has concluded that there are no uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2014, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next 12 months.

(d) Revenues

Brokerage Commissions

The Company earns brokerage fees and commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

Supervisory Fees

The Company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are recognized as income over each quarterly period.

Interest and Dividend Income

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(e) Licensing and Brokerage Transaction Fees

The Company pays licensing fees to FINRA for individual and state registration. Additionally, the Company pays transaction fees in relation to being an underwriter for the sale or purchase of certain funds to clients.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The nature of these transactions was as follows:

- The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the Company. For the year ended December 31, 2014, the Company earned $94,899 in supervisory fees from LWIF clients.
- As per the administrative service agreement between the Company and LWIF, LWIF paid the Company $100,000 in 2014 as fees for the distribution services provided by the Company. This fee is included in supervisory fees in the accompanying statement of income.
- LWIF also pays fixed transaction fees for all trades the Company introduces to the clearing broker on behalf of LWIF. The fee is multiplied to the actual number of transactions for each month and totaled $627,080 in 2014. This fee is included in brokerage commissions in the accompanying statement of income.

The Company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the Company and other commonly controlled entities, including, but not limited to personnel, office space and other support services. The Company pays a monthly management fee of $27,104 ($325,248 for 2014), under an agreement between the parties to compensate LWIF for these common expenses.

The above noted transactions are in the normal course of operations. The amounts are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties. Current related party accounts are noninterest bearing.

Related party receivables due from LWIF due on demand as of December 31, 2014 are $80,021.

(4) Income Taxes

The income taxes for the year ended December 31, 2014 consist of the following:

	2014
Current	156,683
Total income tax expense	156,683

The income tax expense for 2014 of $156,683 is consistent with the amounts computed by applying the U.S. federal and state tax rates to pre-tax income.

The Company has no deferred income taxes assets or liabilities as of December 31, 2014.

(5) Financial Instruments

(a) Risk Management Activities

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is monitored.

The Company earns supervisory fees, which vary based upon the net asset value of assets managed for LWIF and distributions fees based on the administrative services agreement. For the year ended December 31, 2014 such fees was 11% of total revenue. The supervisory fees are received through LWIF from their clients and distribution fees are received from LWIF. Therefore, termination of this relationship with LWIF could adversely affect the Company's revenue.

(b) Fair Values

The carrying amount of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, other current assets, and accounts payable, approximate their fair value because of the short-term maturity of these instruments.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit which is included in cash and cash equivalents on the statement of financial condition.

(7) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company was in compliance with Rule 15c3-1, with net capital of $843,357, which was $838,357 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital ratio was 0.06 to 1.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheets date through February 24, 2015 the date at which the financial statements were available to be issued, and determined there were no events that required disclosure.

LORING WARD SECURITIES INC.

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Net capital:		
Total stockholder's equity	$	974,863
Less nonallowable assets		131,506
Net capital		843,357
Aggregate indebtedness:		
Accounts payable and accrued liabilities		54,719
Total aggregate indebtedness		54,719
Computation of net capital requirements:		
Net capital required – greater of $5,000 or 6-2/3% of aggregate indebtedness of $54,719		5,000
Net capital in excess of requirements	$	838,357
Ratio of aggregate indebtedness to net capital		0.06 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on January 23, 2015, is not required as no differences exist.

See accompanying independent registered public accounting firm's report.

LORING WARD SECURITIES INC.

Schedule II – Computation for Determination of Reserve Requirements
Pursuant of Rule 15c3-3

December 31, 2014

A computation of the reserve requirement is not applicable to Loring Ward Securities Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent registered public accounting firm's report.

LORING WARD SECURITIES INC.

Schedule III – Information Relating to Possession or Control Requirements
Pursuant of Rule 15c3-3

December 31, 2014

Information relating to possession or control requirements is not applicable to Loring Ward Securities Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent registered public accounting firm's report.

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Loring Ward Securities Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Loring Ward Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding check payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 to the general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31,2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051381 FINRA DEC
Loring Ward Securities,Inc.
10 Almaden Blvd, 15th Floor
San Jose, CA 95113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nan Liu (800)366-7266

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1954

B. Less payment made with SIPC-6 filed (**exclude interest**) (975)
07-24-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 979

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 979

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $979

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Loring Ward Securities,Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of January, 20 15.

General Counsel/Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$881,598
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	100,000
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	100,000
2d. SIPC Net Operating Revenues	$781,598
2e. General Assessment @ .0025	$1,954
	(to page 1, line 2.A.)

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Loring Ward Securities Inc.:

We have reviewed management's statements, included in the accompanying Loring Ward Securities Inc. Exemption Report, in which (1) Loring Ward Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Loring Ward Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Loring Ward Securities Inc. stated that Loring Ward Securities Inc. met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Loring Ward Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Loring Ward Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 24, 2015

LORING WARD

LORING WARD SECURITIES INC.
10 Almaden Blvd., 15th Floor
San Jose, CA 95113

(800) 366-7266

www.loringward.com

Loring Ward Securities Inc.'s Exemption Report

Loring Ward Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Loring Ward Securities Inc.

I, Michael Clinton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________
Title: Chief Financial Officer

Date: 2/24/15